SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MGM MIRAGE
(Name of Issuer)
Common Stock
(Title of Class of Securities)
552953 10 1
(CUSIP Number)
February 4, 2009
(Date of Event Which Requires Filing of this Statement)
The Northwestern Mutual Life Insurance Company is withdrawing its previous 13G filing for this security. It did not, and does not, beneficially own greater than 5% of the security, and as a result no filing should have been made. The beneficial ownership information contained in the previous 13G filing was calculated using an incorrect exchange rate for the Issuer’s mandatory exchangeable securities.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	552953 10 1	13G	Page	2	of	5 Pages
Amendment No. 1

1	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Wisconsin

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

Less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IC

CUSIP NO.: 552953 10 1	13G	Page 3 of 5 Pages
Amendment No. 1
Item 1
(a)	Name of Issuer: MGM Mirage

(b)	Address of Issuer’s Principal Executive Offices: 3600 Las Vegas Boulevard South, Las Vegas, NV 89109
Item 2
(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 552953 10 1

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☑ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP NO.: 552953 10 1	13G	Page 4 of 5 Pages
Amendment No. 1
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K)
          If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4 Ownership
(a)	Amount Beneficially Owned:

(b)	Percent of Class: Less than 5%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /XX/.

CUSIP NO.: 552953 10 1	13G	Page 5 of 5 Pages
Amendment No. 1

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 4, 2009

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Raymond J. Manista
Raymond J. Manista
General Counsel and Secretary